March 8, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Bruce Edwards
Acting President and Chief Executive Officer
Elite Flight Solutions, Inc.
710 Third Street
Roanoke, Virginia 24061

RE:	Elite Flight Solutions, Inc. (the "Company")
	Form 10-K for the year ended June 30, 2004
	File No. 1-31231

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments, beginning with the next Form 10-Q. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days.







Management`s Discussion and Analysis
-Results of Operations

-Operating Expenses, page 10

1. Tell us supplementally and discuss in future filings the components of other operating expenses in the amount of $3,893,594 for the year ended June 30, 2004.

Financial Statements

Note 1- Summary of Significant Accounting Policies

-Going Concern, page F-14

2. Tell us supplementally how your auditors determined that the discussion provided represents a viable plan that has the capacity of removing the threat to the continuation of the business. The footnote does not discuss funding arrangements and existing obligations for the next twelve months. Revise in future filings to provide a discussion of such viable plan. To the extent management does not have such a plan, please consult with your auditors as to the appropriateness of the going concern opinion. Refer to guidance in FRC 607.02 and SAS 34.

-Principles of Consolidation, page F-14

3. Please revise in future filings to indicate the name of the subsidiaries included in your accounts. Currently, you refer to FlyJets.biz as your consolidated subsidiary, however, based on your discussion in the Organization section on page F-13, it appears that
FlyJets.biz changed its name to Optimum and ceased operations. It appears that your only consolidated subsidiary is America Air Networks Alaska, Inc. Please make similar revisions to other sections of your document as necessary.

Fixed Assets

4. Revise in future filings to disclose in the balance sheet or footnotes the amount of assets recorded under capital leases and the related accumulated amortization. Also, the amortization charge shall be separately disclosed in the statements of operations or
footnotes.   Refer to the guidance in paragraph 13 of SFAS 13.

5. Revise in future filings to separately identify any significant components of "other operating expenses" on the face of the statements of operations or in the related footnotes.
Note 6- Convertible Debenture, page F-19

6. Tell us supplementally the members and their respective interests of Cornell Capital Partners LLP. Also, indicate to us if Cornell
Capital Partners is related to you in another manner other than as a debt holder.

Note 11 - Loss on Return of Aircraft, page F-21

7. Tell us supplementally how the loss on the return of the Cessna Citation III aircraft of $887,473 was calculated. In future filings, please classify such amount within loss from continuing operations on your statements of operations. Refer to paragraph 45 of SFAS 144. Please revise your accounting policy for recording gains and losses on fixed assets in footnote 1 accordingly. We may have further comment upon reviewing your response.

Note 14 - Legal Proceedings, page F-22

8. We note that in March 2004 you entered into an operating lease for a Cessna Citation III aircraft with Thunder Aviation Acquisition, Inc. and subsequently filed a lawsuit against you alleging breach of the lease agreement in the amount of $109,421.73, plus fees, costs and interest. Supplementally tell us and clarify in future filings what Thunder Aviation Acquisition, Inc. alleges in their compliant and how the amount they are seeking was determined. Also, tell us how you evaluated the conditions of paragraph 8 of SFAS 5 in regards to the outstanding litigation at June 30, 2004.

Other

9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 942-2838 or, in her absence,
Michele Gohlke, at (202) 942-7903 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, or Max Webb, Assistant Director, at (202) 942-1850 with any other questions.


								Sincerely,


								Linda Cvrkel
								Branch Chief


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Mr. Bruce Edwards
Elite Flight Solutions, Inc.
March 8, 2005
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